Degrees Plato

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Petty cash	140.00
Wells Fargo checking...6534	4,967.71
Total Bank Accounts	**$5,107.71**
Other Current Assets	
Credit card receivable	19,437.48
Inventory	-558.60
Beer	462.00
Food	0.00
Non-food supplies	1,006.46
Wine	0.00
Total Inventory	**909.86**
Uncategorized Asset	-21.85
Total Other Current Assets	**$20,325.49**
Total Current Assets	**$25,433.20**
Fixed Assets	
Furniture & fixtures	40,904.64
Leasehold improvements	69,546.96
Machinery & equipment	40,830.00
Organizational costs	723.98
Software	2,523.48
Start-Up Costs	44,259.30
Trademark	225.00
zAccum. Amortization	-2,483.00
zAccum. Depreciation	-58,610.00
zAccum. Depreciation - COGS	-32,131.00
Total Fixed Assets	**$105,789.36**
TOTAL ASSETS	**$131,222.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Hawaiian Air MC...7283 (3379)	6,792.57
Total Credit Cards	**$6,792.57**
Other Current Liabilities	
DO NOT USE California Payable	0.00
Main Street Launch Loan	237,981.38
Payroll payable	10,566.07
Payroll taxes payable	-1,035.02
Wells Fargo	-269.22

	TOTAL
Total Other Current Liabilities	**$247,243.21**
Total Current Liabilities	**$254,035.78**
Total Liabilities	**$254,035.78**
Equity	
Opening Balance Equity	118.93
Owner’s Investment	155,916.71
Owner’s Pay & Personal Expenses	-16,365.59
Retained Earnings	
Net Income	-262,483.27
Total Equity	**$ -122,813.22**
TOTAL LIABILITIES AND EQUITY	**$131,222.56**